UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

July 2022

Date of Report (Date of Earliest Event Reported)

Embotelladora Andina S.A.

(Exact name of registrant as specified in its charter)

Andina Bottling Company, Inc.

(Translation of Registrant´s name into English)

Avda. Miraflores 9153

Renca

Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes ☐ No ☒

Coca-Cola Andina 75 YEARS Coca-Cola Andina

Coca-Cola
Coca-Cola

Earnings Release 2Q22

July 26, 2022

Contact in Santiago, Chile
Andrés Wainer, Chief Financial Officer
Paula Vicuña, Investor Relations Officer
(56-2) 2338-0520 / andina.ir@koandina.com

Conference Call Information
Wednesday, July 27, 2022
11:00 am Chile – 11:00 am EST

Dial-IN Participants
U.S.A. 1(877) 888-4294
International (outside U.S.A.) 1(785) 424-1881
Access Code: ANDINA

Webcast
https://event.choruscall.com/mediaframe/webcast.html?webcastid=Cb2LsOGK

Replay
U.S.A. 1-800-654-1563
International (outside U.S.A.) 1-862-902-0129
Access Code: 36117019
Replay available until August 11, 2022

Audio
Available at www.koandina.com
Thursday, July 28, 2022

Coca-Cola ANDINA

EXECUTIVE SUMMARY

The quarter closed with Consolidated Sales Volume of 193.0 million unit cases*, increasing by 8.2% against the same quarter of the previous year. Accumulated consolidated Sales Volume reached 420.9 million unit cases, representing an increase of 7.7% over the previous year. Excluding the volume of wines in Chile, which we began commercializing in November 2021, volume increased by 7.2% in the period.

Company figures reported are the following:

•	Consolidated Net Sales reached CLP 591,716 million in the quarter, a 34.0% increase against the same quarter of the previous year. Accumulated consolidated Net Sales reached CLP 1,254,914 million, representing an increase of 30.8% over the previous year.
•	Consolidated Operating Income* reached CLP 63,896 million in the quarter, which represents a 41.2% increase against the same quarter of the previous year. Accumulated consolidated Operating Income reached CLP 166,774 million, an increase of 32.6% over the previous year.
•	Consolidated Adjusted EBITDA* increased by 35.5% against the same quarter of the previous year, reaching CLP 93,879 million in the quarter. Adjusted EBITDA Margin reached 15.9%, an 18-basis point expansion against the same quarter of the previous year. Accumulated consolidated Adjusted EBITDA reached CLP 224,511 million, representing a 29.7% increase over the previous year. Adjusted EBITDA Margin for the period reached 17.9%, a 15-basis point contraction over the previous year.
•	Net Income attributable to the owners of the controller for the quarter reached CLP 25,537 million, compared to CLP 1,486 million in the same quarter of the previous year. Accumulated Net Income attributable to the owners of the controller was CLP 59,328 million, which represents an increase of 37.1% over the previous year.

SUMMARY OF RESULTS SECOND QUARTER AND FIRST HALF 2022
(Figures in million CLP)	2Q21	2Q22	Var %	1H21	1H22	Var %
Sales Volume (Million Unit Cases)	178.4	193.0	8.2%	390.8	420.9	7.7%
Net Sales	441,603	591,716	34.0%	959,366	1,254,914	30.8%
Operating Income*	45,259	63,896	41.2%	125,815	166,774	32.6%
Adjusted EBITDA*	69,277	93,879	35.5%	173,120	224,511	29.7%
Net income attributable to the owners of the controller	1,486	25,537	1,618.9%	43,276	59,328	37.1%

Comment of the Chief Executive Officer, Mr. Miguel Ángel Peirano

"Second quarter financial results were very positive, with consolidated Adjusted EBITDA growing 35.5% when compared to the same quarter of the previous year, which was driven by results from Argentina, Brazil and Paraguay, as well as by a favorable effect in the translation of figures to Chilean pesos. Consolidated Sales grew 34.0%, explained by a higher average revenue per unit case sold, as well as by increases in NARTDS volumes in the 4 operations. It is worth noting that since the end of last year, despite having faced a scenario of high-cost inflation in the countries in which we operate, we have been able to mitigate its negative effects through strict cost and expense control as well as targeted price increases. Thus, we closed the quarter with an 18-basis point expansion in our consolidated Adjusted EBITDA Margin, which was driven by our operations in Brazil and Argentina.

On the other hand, it is important to mention that in June we agreed on an enhanced co-operation framework with The Coca-Cola Company, in order to strengthen the long-term relationship between both companies in different areas, including:

-	Growth principles: the parties agree to build ambitious growth plans together, in order to capture the potential that exists in our franchises.
-	Relationship economics: ensure that the economics of our business are fully aligned towards long-term system value creation and consider investment and profitability levels that are mutually beneficial for both parties.
-	Potential new business and ventures: the Company will be able to participate in the exploration of potential revenue streams from other categories, always within a framework of collaboration with The Coca-Cola Company.

* The definitions used can be found in the Glossary on page 18 of this document.

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-	Digital strategy: a framework is agreed to develop industry leading digital sales channels.

Finally, regarding sustainability, we are proud to tell you that our Duque de Caxias plant in Brazil has been awarded the LEED Gold Certification by the U.S. Sustainable Building Council. This acknowledgement, which reflects our ongoing commitment to the efficient use of natural resources and care for the environment, invites us to continue working and applying our sustainability strategy in each of our operations and the beverages we produce and distribute. In addition, for the sixth consecutive year, we were named Employer of the Year in Paraguay. This award is presented to companies that formalize employment and recognizes their contribution to employability through their operation and actions of commitment to society."

BASIS OF PRESENTATION

Figures in the following analysis are set according to IFRS, in nominal Chilean pesos, for consolidated results as well as for the results of each of our operations. All variations regarding 2021 are nominal.

Since Argentina has been classified as a Hyperinflationary economy, pursuant to IAS 29, translation of figures from local to reporting currency was performed using the closing exchange rate for the translation to Chilean pesos. The local currency figures for both 2022 and 2021 referred to in the Argentina sections are all expressed in June 2022 currency.

Finally, a devaluation of local currencies regarding the U.S. dollar has a negative impact on our dollarized costs and a devaluation of local currencies regarding the Chilean peso has a negative impact upon consolidating figures.

When we refer to "Argentina", we mean our subsidiaries Embotelladora del Atlántico S.A. and Empaques Argentina S.A. When we refer to "Chile", we mean our subsidiaries Embotelladora Andina S.A., VJ S.A., Vital Aguas S.A. and Envases Central S.A.

 CONSOLIDATED RESULTS: 2nd Quarter 2022 vs. 2nd Quarter 2021

	2Q21	2Q22	Var %
(Figures in million CLP)
Net Sales	441,603	591,716	34.0%
Operating Income	45,259	63,896	41.2%
Adjusted EBITDA	69,277	93,879	35.5%
Net income attributable to the owners of the controller	1,486	25,537	1,618.9%

Consolidated Sales Volume during the quarter was 193.0 million unit cases, which represented an increase of 8.2% compared to the same period of 2021, explained by the increase in volume in all the countries where we operate. The Non-Alcoholic Beverages Segment represented 94.7% of consolidated Sales Volume and grew 11.6%, explained by the growth of the Segment in all the countries where we operate. The Alcoholic Beverages Segment represented 5.3% of total volume and decreased 30.3%, which was mainly explained by the reduction of the Segment's volume in the Brazilian operation as a consequence of the change in the portfolio of Heineken brands that we commercialize and was partially offset by the growth of the Segment in the Chilean operation. Transactions reached 1,048.3 million in the quarter, an increase of 9.3% compared to the same quarter of the previous year.

Consolidated Net Sales reached CLP 591,716 million, an increase of 34.0%, explained by the revenue growth in the four countries where we operate and by the effect of translating figures.

Consolidated Costs of Sales increased by 28.3%, mainly explained by (i) the greater volume sold, (ii) the devaluation of the Argentine peso and the Chilean peso over dollarized costs, (iii) a higher cost of PET resin in the four operations, (iv) a higher cost of sugar in Argentina, Brazil and Chile, and (v) the effect of translating figures to Chilean pesos.

Consolidated Distribution Costs and Administrative Expenses increased by 45.4%, which is mainly explained by (i) greater distribution expenses due to higher volumes and higher tariffs, (ii) greater labor expenses, (iii) greater marketing expenses in Brazil and Paraguay, and (iv) the effect of translating figures to Chilean pesos. This was partially offset by lower marketing expenses in our operation in Argentina.

The above mentioned effects led to a consolidated Operating Income of CLP 63,896 million, a 41.2% increase. Operating Margin was 10.8%.

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Consolidated Adjusted EBITDA reached CLP 93,879 million, increasing by 35.5%. Adjusted EBITDA Margin was 15.9%, an 18-basis point expansion.

Net Income attributable to the owners of the controller for the quarter was CLP 25,537 million, an increase of 1,618.9% and Net Margin reached 4.3%, a 398-basis point expansion.

ARGENTINA: 2nd Quarter 2022 vs. 2nd Quarter 2021

	2Q21	2Q22	Var %	2Q21	2Q22	Var %
	(Figures in million CLP)			(Figures in million ARS of June 2022)
Net Sales	78,324	158,125	101.9%	16,780	21,245	26.6%
Operating Income	2,167	18,137	736.9%	464	2,437	424.8%
Adjusted EBITDA	8,451	26,931	218.7%	1,810	3,618	99.9%

Sales Volume for the quarter increased by 23.5%, reaching 44.1 million unit cases, explained by a volume increase in all categories. Transactions reached 204.3 million, representing an increase of 33.2%, due to the recovery of immediate consumption packaging.

Net Sales amounted to CLP 158,125 million, an increase of 101.9%. In local currency, they increased by 26.6%, which was mainly explained by the aforementioned increase in volume, and to a lesser extent by the increase in the average revenue per unit case sold, as a result of the price increases made, and by the recovery of immediate consumption packaging sales.

Cost of Sales increased by 85.7%, while in local currency it increased by 16.5%, which is mainly explained by (i) the increase in volume sold, (ii) the negative effect of the devaluation of the Argentine peso on our dollarized costs, and (iii) a higher cost of sugar and PET resin.

Distribution Costs and Administrative Expenses increased by 80.9% in the reporting currency, while in local currency they increased by 13.4%, which is mainly explained by (i) higher distribution expenses due to higher volume sold, and (ii) higher labor expenses. This was partially offset by lower marketing expenses.

The aforementioned effects led to an Operating Income of CLP 18,137 million, an increase of 736.9% compared to the same period of the previous year. Operating Margin was 11.5%. In local currency, Operating Income increased by 424.8%.

Adjusted EBITDA amounted to CLP 26,931 million, an increase of 218.7%. Adjusted EBITDA Margin was 17.0%, a 624-basis point expansion. Adjusted EBITDA in local currency increased by 99.9%.

COCA-COLA ANDINA

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 BRAZIL: 2nd Quarter 2022 vs. 2nd Quarter 2021

	2Q21	2Q22	Var %	2Q21	2Q22	Var %
	(Figures in million CLP)			(Figures in million BRL)
Net Sales	128,889	153,221	18.9%	951	894	-6.0%
Operating Income	13,296	17,863	34.4%	98	104	6.0%
Adjusted EBITDA	19,263	26,555	37.9%	142	155	9.0%

Sales volume for the quarter reached 64.2 million unit cases, an increase of 1.5%, explained by the increase in the Soft Drinks, Waters and Juices and Other Non-Alcoholic beverages categories, partially offset by the volume decrease in the Beer category. The Non-Alcoholic Beverages Segment represented 98.2% of total sales volume, and grew 11.4%, which was explained by the growth of all the Segment's categories. The Alcoholic Beverages Segment represented 1.8% of total volume and decreased 82.9%, which is explained by the new agreement with Heineken, under which, as of October 2021, we no longer distribute the Heineken and Amstel brands. Transactions reached 348.5 million, representing a decrease of 7.6%, which was explained by an increase in the mix of multi-serve packaging consumption.

Net Sales amounted to CLP 153,221 million, an increase of 18.9%. In local currency, Net Sales decreased 6.0%, which was mainly explained by the decrease in beer sales volume since we no longer commercialize the Amstel and Heineken brands, which was partially offset by volume increases in soft drinks, juices and waters, as well as price increases. Net Sales of the Non-Alcoholic Beverages segment increased 36.6% in local currency, representing 95.2% of total sales. Net Sales of the Alcoholic Beverages Segment decreased 87.0% in local currency, representing 4.8% of total sales.

Cost of sales increased by 6.1%, while in local currency it decreased by 16.0%, which is mainly explained by (i) the decrease in beer volumes, which has a high unit cost, and (ii) the positive effect of the appreciation of the real on our dollarized costs. These effects were partially offset by higher raw material costs, such as sugar, resin and aluminum.

Distribution Costs and Administrative Expenses increased by 58.4% in the reporting currency. In local currency, they increased by 24.8%, which is mainly explained by (i) higher distribution expenses, (ii) greater labor expenses, and (iii) higher marketing expenses.

The aforementioned effects led to an Operating Income of CLP 17,863 million, an increase of 34.4%. Operating Margin was 11.7%. In local currency, Operating Income increased by 6.0%.

Adjusted EBITDA was CLP 26,555 million, an increase of 37.9% compared to the previous year. Adjusted EBITDA Margin was 17.3%, a 239-basis point expansion. In local currency, Adjusted EBITDA increased by 9.0%.

 CHILE: 2nd Quarter 2022 vs. 2nd Quarter 2021

	2Q21	2Q22	Var %
	(Figures in million CLP)
Net Sales	202,548	238,106	17.6%
Operating Income	23,973	20,427	-14.8%
Adjusted EBITDA	33,370	29,920	-10.3%

During the quarter, Sales Volume reached 69.7 million unit cases, an increase of 7.0%, explained by the volume increase in the Water, Juices and other non-alcoholic beverages categories, as well as in Beer and Spirits, which was partially offset by the volume decrease in the Soft Drinks category. Transactions reached 403.1 million, representing an increase of 15.1%, explained by an increase in the mix of single-serve beverages, which was leveraged by an improvement in the on-premise sales channel. Sales volume excluding the Wine category, which was not present in the previous year, grew by 5.0%.

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The Non-Alcoholic Beverages Segment represented 87.1% of total sales volume, and grew by 6.0%, which was explained by the growth of the Water, Juices and other non-alcoholic beverages categories. The Alcoholic Beverages Segment represented 12.9% of total sales volume and grew 13.8%, explained by the incorporation of wines to the Segment. Excluding wines, the Alcoholic Beverages Segment decreased 2.2%.

Net Sales reached CLP 238,106 million, an increase of 17.6%, which is mainly explained by the increase in the average revenue per unit case sold, by the incorporation of the wine category, and by the aforementioned increase in volumes. Net Sales excluding the wine category, which was not present in the previous year, increased 13.3%. Net Sales of the Non-Alcoholic Beverages segment increased 19.2%, representing 76.6% of total sales. Net Sales of the Alcoholic Beverages Segment increased 12.6%, representing 23.4% of total sales. Excluding wines, sales of the Alcoholic Beverages Segment decreased 4.8%.

Cost of Sales increased by 22.3%, which is mainly explained by (i) the increase in sales of the Beer and spirits category, as well as a change in the mix towards the water and juice categories, which have a high cost per unit case, (ii) the increase in the cost of certain raw materials, especially resin and sugar, and (iii) the devaluation of the exchange rate, which has a negative effect on dollarized costs.

Distribution Costs and Administrative Expenses increased by 20.8%, which is mainly explained by (i) higher distribution and hauling expenses, as a consequence of the higher volume sold and higher tariffs, and (ii) higher labor costs and services provided third parties.

The aforementioned effects led to an Operating Income of CLP 20,427 million, 14.8% lower when compared to the previous year. Operating Margin was 8.6%.

Adjusted EBITDA reached CLP 29,920 million, a decrease of 10.3%. Adjusted EBITDA Margin was 12.6%, a 391-basis point contraction.

 PARAGUAY: 2nd Quarter 2022 vs. 2nd Quarter 2021

	2Q21	2Q22	Var %	2Q21	2Q22	Var %
	(Figures in million CLP)			(Figures in million PGY)
Net Sales	32,703	43,220	32.2%	302,532	352,250	16.4%
Operating Income	7,345	9,077	23.6%	67,851	74,123	9.2%
Adjusted EBITDA	9,714	12,082	24.4%	89,800	98,570	9.8%

During the quarter, Sales Volume reached 15.1 million unit cases, an increase of 5.6%, explained by the increase in volume in all categories. Transactions reached 92.4 million, which represents an increase of 17.7%.

Net Sales amounted to CLP 43,220 million, an increase of 32.2%. In local currency, Net Sales increased by 16.4%, which was mainly explained by a higher average revenue per unit case sold, and to a lesser extent by the aforementioned increase in volume.

Cost of Sales in the reporting currency increased by 36.2%. In local currency, it increased by 19.9%, which is mainly explained by (i) higher sales volume, (ii) higher resin cost, and (iii) a change in the mix towards higher unit cost products.

Distribution Costs and Administrative Expenses increased by 31.1%, and in local currency they increased by 15.4%. This is mainly explained by (i) higher distribution expenses, due to higher volume sold and higher tariffs, (ii) greater labor costs, and (iii) and higher advertising expenses.

The aforementioned effects led to an Operating Income of CLP 9,077 million, 23.6% higher when compared to the previous year. Operating Margin reached 21.0%. In local currency, Operating Income increased by 9.2%.

Adjusted EBITDA reached CLP 12,082 million, an increase of 24.4%, and Adjusted EBITDA Margin was 28.0%, a 175-basis point contraction. In local currency Adjusted EBITDA increased by 9.8%.

COCA-COLA ANDINA

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 ACCUMULATED RESULTS: 1st Half 2022 vs. 1st Half 2021

Consolidated Results

	1H21	1H22	Var %
(Figures in million CLP)
Net Sales	959,366	1,254,914	30.8%
Operating Income	125,815	166,774	32.6%
Adjusted EBITDA	173,120	224,511	29.7%
Net income attributable to the owners of the controller	43,276	59,328	37.1%

Consolidated Sales Volume was 420.9 million unit cases, which represented an increase of 7.7% compared to the same period of 2021, explained by volume growth in the Argentine, Chilean and Paraguayan operations, partially offset by the volume decrease in the Brazilian operation. The Non-Alcoholic Beverages Segment represented 94.6% of consolidated Sales Volume and grew 10.6%, explained by the growth of the Segment in all the countries in which we operate. The Alcoholic Beverages Segment represented 5.4% of total volume and decreased 26.9%, which was mainly explained by the reduction of the Segment's volume in the Brazilian operation, which was partially offset by the growth of the Segment in the Chilean operation. Transactions amounted to 2,269.6 million, representing an increase of 7.1%. Consolidated Net Sales reached CLP 1,254,914 million, an increase of 30.8%.

Consolidated Cost of Sales increased 27.6%, which is mainly explained by (i) higher volume sold in Argentina, Chile and Paraguay, (ii) a higher cost of PET resin in the four operations, (iii) a higher cost of sugar in Argentina, Brazil and Chile, (iv) the negative effect of the devaluation of the Argentine peso and Chilean peso on dollarized costs, and (v) the effect of translating figures to Chilean pesos. This was offset by (i) a lower cost of sales in Brazil, as a result of the reduction in beer sales and (ii) the positive effect of the appreciation of the real on dollarized costs.

Consolidated Distribution Costs and Administrative Expenses increased by 37.9%, which is mainly explained by (i) greater distribution expenses, (ii) greater labor expenses, and (iii) the effect of translating figures to Chilean pesos.

The above mentioned effects led to a consolidated Operating Income of CLP 166,774 million, a 32.6% increase. Operating Margin was 13.3%.

Consolidated Adjusted EBITDA reached CLP 224,511 million, increasing by 29.7%. Adjusted EBITDA Margin was 17.9%, a 15-basis point contraction.

Net Income attributable to the owners of the controller was CLP 59,328 million, an increase of 37.1% and Net Margin reached 4.7%.

Argentina

	1H21	1H22	Var %	1H21	1H22	Var %
	(Figures in million CLP)			(Figures in million ARS of June 2022)
Net Sales	189,720	349,640	84.3%	40,645	46,976	15.6%
Operating Income	20,056	54,148	170.0%	4,297	7,275	69.3%
Adjusted EBITDA	32,271	71,718	122.2%	6,914	9,636	39.4%

Sales Volume increased by 13.4%, reaching 96.9 million unit cases, explained by a volume increase in all categories. Transactions reached 449.1 million, representing an increase of 20.1%, explained by a higher mix of immediate consumption.

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Net Sales amounted to CLP 349,640 million, an increase of 84.3%, while in local currency, Net Sales increased by 15.6%, which was mainly explained by the aforementioned increase in volume, and to a lesser extent by the increase in the average revenue per unit case sold.

Cost of Sales increased by 80.2%. In local currency it increased by 13.0%, which is mainly explained by (i) the increase in volume sold, (ii) the negative effect of the devaluation of the Argentine peso on our dollarized costs, and (iii) a higher cost of sugar and PET resin.

Distribution Costs and Administrative Expenses increased by 65.0% in the reporting currency. In local currency they increased by 3.5%, which is mainly explained by (i) higher freight expenses due to higher sales volumes and (ii) higher labor expenses. This was partially offset by higher other operating income, which is classified under this item.

The aforementioned effects led to an Operating Income of CLP 54,148 million, an increase of 170.0%. Operating Margin was 15.5%. In local currency, Operating Income increased by 69.3%.

Adjusted EBITDA amounted to CLP 71,718 million, an increase of 122.2%. Adjusted EBITDA Margin was 20.5%, a 350-basis point expansion. Adjusted EBITDA in local currency increased by 39.4%.

Brazil

	1H21	1H22	Var %	1H21	1H22	Var %
	(Figures in million CLP)			(Figures in million BRL)
Net Sales	265,704	281,732	6.0%	1,984	1,722	-13.2%
Operating Income	31,657	33,659	6.3%	237	205	-13.4%
Adjusted EBITDA	42,996	48,657	13.2%	321	297	-7.7%

Sales volume decreased 0.6%, reaching 130.8 million unit cases. The volume decrease is explained by the decline in the Beer category, which was partially offset by volume growth in the Soft Drinks, Waters and Juices and Other Non-Alcoholic beverages categories. The Non-Alcoholic Beverages Segment represented 98.2% of total sales volume, and grew 8.7%, which was explained by the growth of all the Segment's categories. The Alcoholic Beverages Segment represented 1.8% of total volume and decreased 82.8%, which is explained by the new agreement with Heineken, under which, as of October 2021, we no longer distribute the Heineken and Amstel brands. Transactions totaled 713.2 million, a decrease of 10.3%.

Net Sales reached CLP 281,732 million, an increase of 6.0%, driven by the positive effect of the translation of figures into Chilean pesos. In local currency, Net Sales decreased 13.2%, due to a lower average price resulting from the decrease in beer sales, and to a lesser extent due to the aforementioned decrease in volume. Net Sales of the Non-Alcoholic Beverages segment increased 23.9% in local currency, representing 94.7% of total sales. Net Sales of the Alcoholic Beverages Segment decreased 86.4% in local currency, representing 5.3% of total sales.

Cost of sales decreased 2.6%, while in local currency it decreased 20.2%, which is mainly explained by (i) the decrease in beer volumes, which has a high unit cost, and (ii) the positive effect of the appreciation of the real on our dollarized costs. These effects were partially offset by higher raw material costs, such as sugar, resin and aluminum.

Distribution Costs and Administrative Expenses increased by 36.9% in the reporting currency, and in local currency, they increased by 11.9%, which is mainly explained by (i) higher distribution and hauling expenses, and (ii) greater labor expenses.

The aforementioned effects led to an Operating Income of CLP 33,659 million, an increase of 6.3%. Operating Margin was 11.9%. In local currency, Operating Income decreased by 13.4%.

Adjusted EBITDA was CLP 48,657 million, an increase of 13.2% compared to the previous year. Adjusted EBITDA Margin was 17.3%, a 109-basis point expansion. In local currency, Adjusted EBITDA decreased by 7.7%.

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Chile

	1H21	1H22	Var %
	(Figures in million CLP)
Net Sales	431,987	529,102	22.5%
Operating Income	58,538	58,420	-0.2%
Adjusted EBITDA	77,541	77,676	0.2%

Sales volume reached 157.2 million unit cases, an increase of 11.3%, explained by the increase in volume in all categories, especially in the Juices and other non-alcoholic beverages category. Transactions reached 895.9 million, an increase of 16.3%. Sales volume excluding the Wines category, which was not present in the previous year, grew by 9.9%. The Non-Alcoholic Beverages Segment represented 87.2% of total sales volume, and grew by 10.5%, which was explained by the growth of all the Segment's categories. The Alcoholic Beverages Segment represented 12.8% of total sales volume and grew 16.5%, explained by the growth of all categories of the Segment and by the incorporation of wines to the Segment. Excluding wines, the Alcoholic Beverages Segment grew 5.7%.

Net Sales amounted to CLP 529,102 million, an increase of 22.5%, which is explained by the increase in Sales Volume already mentioned, and by a higher average price for the period. The higher average price for the period is explained by a higher mix in the Beer and spirits category and by a higher average price in the non-alcoholic categories. Net Sales of the Non-Alcoholic Beverages segment increased 22.9%, representing 76.3% of total sales. Net Sales of the Alcoholic Beverages Segment increased 21.0%, representing 23.7% of total sales. Excluding wines, sales of the Alcoholic Beverages Segment grew 8.5%.

Cost of sales increased 27.3%, which is mainly explained by (i) higher volume sold, (ii) the increase in the sale of beer and spirits, which have a high cost per unit case, (iii) the increase in the cost of certain raw materials, particularly resin and sugar, and (iv) the devaluation of the exchange rate, which has a negative effect on dollarized costs.

Distribution Costs and Administrative Expenses increased by 22.6%, which is mainly explained by (i) higher distribution and hauling expenses, as a consequence of the higher volume sold and higher tariffs, and (ii) higher labor costs and services provided third parties.

The aforementioned effects led to an Operating Income of CLP 58,420 million, 0.2% lower when compared to the previous year. Operating Margin was 11.0%.

Adjusted EBITDA reached CLP 77,676 million, an increase of 0.2%. Adjusted EBITDA Margin was 14.7%, a 327-basis point contraction.

Paraguay

	1H21	1H22	Var %	1H21	1H22	Var %
	(Figures in million CLP)			(Figures in million PGY)
Net Sales	73,428	96,347	31.2%	680,266	810,773	19.2%
Operating Income	18,435	23,695	28.5%	170,740	200,329	17.3%
Adjusted EBITDA	23,184	29,608	27.7%	214,765	249,866	16.3%

Sales Volume reached 35.8 million unit cases, an increase of 10.7%, mainly explained by the increase in volume in all categories. Transactions amounted to 211.4 million, an increase of 18.1%.

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Net sales amounted to CLP 96,347 million, an increase of 31.2%. In local currency, Net Sales increased 19.2%, which is explained by the increase in Sales Volume already mentioned, as well as by a higher average price.

Cost of Sales increased 34.3% and in local currency it increased 21.9%, which is mainly explained by the higher volume sold and the higher cost of PET resin.

Distribution Costs and Administrative Expenses increased 26.7% in the reporting currency. In local currency, they increased 14.7%, which is mainly explained by (i) higher distribution expenses, due to higher volume sold, (ii) higher labor expenses, and (iii) higher advertising expenses.

The aforementioned effects led to an Operating Income of CLP 23,695 million, 28.5% higher when compared to the previous year. Operating Margin reached 24.6%. In local currency, Operating Income increased 17.3%.

Adjusted EBITDA reached CLP 29,608 million, 27.7% higher when compared to the previous year, and Adjusted EBITDA Margin was 30.7%, an 84-basis point contraction. In local currency, Adjusted EBITDA increased 16.3%.

 NON-OPERATING RESULTS FOR THE QUARTER

Net Financial Income and Expenses account recorded an expense CLP 1,464 million, which compares to an expense of CLP 16,413 million in the same quarter of the previous year, mainly as a result of higher financial income from investments held in portfolio management.

Share of Profit or Loss of Investments Accounted for using the Equity Method account went from an CLP 319 million profit to a CLP 546 million profit, which is mainly explained by a higher net profit of the Sorocaba equity investee.

Other Income and Expenses account recorded a CLP 15,922 million loss, compared with a CLP 1,489 million loss in the same quarter of the previous year, which is mainly explained by the assignment to a third party of a Company claim, which was made at a discount, thus generating a loss.

Results by Adjustment Units and Exchange Rate Differences account went from a CLP 12,554 million loss to a CLP 15,424 million loss. This loss is mainly explained by the higher inflation recorded this quarter (4.28%) compared to the same quarter of the previous year (1.07%), which has a negative impact on restating the debt that the Company holds in UF.

Income Tax went from CLP -13,351 million to CLP -6,483 million, a variation that is mainly explained by the positive tax effect of the exchange rate difference in Chile, which was partially offset by a higher operating income.

 SUSTAINABILITY

To achieve our mission, we have developed a strategy that allows our stakeholders to be given a profitable and sustainable growth opportunity in the long term, based on the integration of our growth and business sustainability pillars, aligned with our vision and organizational values.

In our Integrated Report, which we have been publishing annually for the past three years, we report on our progress in the triple ESG dimension (Environmental, Social and Corporate Governance) in conjunction with the Company's financial management. To ensure that our priorities are in place, we updated our materiality study during the third quarter of 2021. The materiality process is a central aspect in defining priorities and our approach to sustainability integration, guiding us when prioritizing resources, determining the focus of operations and defining the aspects we must manage in order to achieve the greatest impact that allows us to move forward and respond to all our stakeholders.

At Coca-Cola Andina we are committed to identifying, managing and disclosing our material issues, as well as the risks and opportunities we recognize. A topic is considered material when its management and/or impacts are relevant to the business and/or influence the decision of stakeholders. 26 material sub-topics grouped into 9 categories and 3 dimensions (ESG) stand out:

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We want to share with you the most relevant material topics for our stakeholders and the evolution of the specific indicators for managing each of them. It should be clarified that in the countries in which we operate the definition of the metrics are the same to make them comparable, the differences in the results are due not only to differences in the markets but also to structural differences of the businesses and countries, among others.

This quarter we present the Customer Satisfaction pillar:

Our customers are at the center of everything we do at Coca-Cola Andina. In this way, and in keeping with our goal to be a total beverage company, we aim to offer each of our 282 thousand customers a broad portfolio of products and a superior level of service, tailored to their individual preferences.

Following the same line, we have implemented several initiatives aimed at strengthening our clients' businesses by supporting their financial and commercial growth, which we continuously measure through the customer satisfaction index.

Financial support

We have made credit lines available to our customers so that they can place orders and make purchases. During this year, 63% of Chile's total invoicing has been generated through this mechanism; in Brazil, where more than 60% of our customers have access to this financial tool, it accounts for 62% of invoicing, while in Paraguay it is close to 30%.

Commercial support

Digital payment is one of Coca-Cola Andina's strategic axes and its goal is to provide greater physical, monetary and health security to the collection process through a set of digital payment methods, thereby contributing to the development of the value chain and promoting customers’ financial inclusion.

Thus, we have implemented our own solutions in Chile and through different alliances in Argentina, where we developed an application (Mi Coca-Cola APP) that enables them to place orders, check their status and make electronic payments, as well as access discounts, receive notifications to participate in promotions and gain access to training courses, among other features. In addition, we installed PostNet equipment in the distribution trucks in Paraguay and incorporated 100% payment for orders in Brazil into a digital ticket that customers can pay for via wire transfer, credit card or digitally.

On the other hand, we have developed projects aimed at providing tools to enhance their business, where we can highlight the following:

-	“Siempre Juntos” (“Always Together"): We provided support with materials, readjusted payment terms and renegotiated debt with close to 50,000 customers in Brazil, which involved an investment of BRL 4 million.
-	“Estemos abiertos” ("Let's be open"): Our sales force delivered safety and hygiene elements and commercial incentive kits to more than 5,000 customers in a personalized and direct manner.
-	“Sigamos abiertos” (“Let's stay open"): In alliance with Fundación Paraguaya, the Asociación de Almaceneros Minoristas del Paraguay (Retail Grocers Association of Paraguay) and the support of Fundación Coca-Cola, this program was implemented to support more than 500 stores -with an investment of USD 350,000- by providing micro-credits and training in marketing and sales, among other aspects.

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Customer Satisfaction Index

In order to permanently improve our service, we implemented a single customer satisfaction index for all our operations, whose purpose is to determine how Traditional Channel customers -who account for 66% of our customer portfolio and approximately 40% of total sales volume- perceive the company and its processes. Thus, the customer satisfaction index for our 4 operations was 72.2% in 2021 (weighted average by the number of customers in each country).

CONSOLIDATED BALANCE

The following are the balances of Assets and Liabilities at the closing dates of these financial statements:

	12.31.2021	06.30.2022	Variation
Assets	million CLP	million CLP	million CLP
Current assets	990,986	880,401	-110,585
Non-current assets	1,955,121	2,101,715	146,594
Total Assets	2,946,107	2,982,116	36,009

	12.31.2021	06.30.2022	Variation
Liabilities	million CLP	million CLP	million CLP
Current liabilities	529,567	493,749	-35,818
Non-current liabilities	1,315,126	1,427,529	112,403
Total Liabilities	1,844,693	1,921,278	76,585

	12.31.2021	06.30.2022	Variation
Equity	million CLP	million CLP	million CLP
Non-controlling interests	25,270	28,058	2,788
Equity attributable to the owners of the controller	1,076,144	1,032,780	-43,364
Total Equity	1,101,414	1,060,838	-40,576

At the end of June, with respect to the end of 2021, the Argentine peso depreciated by 10.5% against the Chilean peso, which generated a decrease in the assets, liabilities and equity accounts, due to the effect of the translation of figures. On the other hand, at the end of June, with respect to the end of 2021, the Brazilian real and Paraguayan guaraní appreciated against the Chilean peso by 14.9% and 9.9%, respectively, which generated an increase in assets, liabilities and equity accounts, due to the effect of translation of figures.

Assets

Total assets increased by CLP 36,009 million, 1.2% compared to December 2021.

Current assets decreased by CLP 110,585 million, 11.2% compared to December 2021, which is mainly explained by the decrease in Other current financial assets (CLP -114,114 million) added to the decrease in Cash and cash equivalents (CLP -42,671 million) mainly due to the payment of extraordinary dividends in April. The previous decreases were partially offset by the increase in Inventories (CLP 39,665 million), mainly of raw materials and finished products in Chile (alcoholic products).

Non-current assets increased by CLP 146,594 million, 7.5% compared to December 2021, mainly due to the increase in Property, plant and equipment (CLP 85,785 million), which is explained by the positive effect of translating figures and IAS 29 restatements (CLP 80,085 million), added to the investments made mainly in production, as well as in packaging and cooling equipment, and partially offset by the Depreciation account. In addition to the above increase, there was an increase in Intangible assets other than goodwill (CLP 50,026 million), mainly explained by the positive effect of the translation of figures of our foreign subsidiaries.

Liability and Equity

Total liabilities increased by CLP 76,585 million, 4.2% compared to December 2021.

Current liabilities decreased by CLP 35,818 million, 6.8% compared to December 2021, mainly due to the decrease in Trade and other current accounts payable (CLP -27,973 million), due to seasonal factors considering that June is a low season month, and with it, a month with low accounts payable to suppliers. In addition to the above decrease, there was a decrease in Other current non-financial liabilities (CLP -13,815 million) and Current tax liabilities (CLP -13,140 million). The previous decreases were partially offset by the increase in Current accounts payable to related entities (CLP 13,822 million) and Other current financial liabilities (CLP 8,436 million).

On the other hand, non-current liabilities increased by CLP 112,403 million, 8.5% compared to December 2021, mainly due to the increase in Other non-current financial liabilities (CLP 99,569 million) explained by the increase in debt with the public due to the depreciation of the Chilean peso against the US dollar and the increase in the UF, added to interest payments, and the increase in liabilities from the mark to market of the cross currency swaps of the bond placed in the US market in January 2020.

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In addition to the above increase, there was an increase in Other non-current non-financial liabilities (CLP 6,060 million) and in Deferred tax liabilities (CLP 4,238 million).

Equity decreased by CLP 40,576 million, 3.7% compared to December 2021, explained by the decrease in Accumulated earnings from the payment of dividends (CLP -187,847 million), which were partially offset by the restatement of equity balances in our subsidiary in Argentina, in accordance with IAS 29 (CLP 68,567 million) and by the profits obtained in the period (CLP 59,328 million). The previously mentioned decrease is partially offset by the increase in Other reserves (CLP 16,588 million), which increased mainly due to the positive effect of translation of figures of our foreign subsidiaries, partially offset by the decrease in the recognition of hedging derivatives.

FINANCIAL ASSETS AND LIABILITIES

CONSOLIDATED NET FINANCIAL DEBT	(USD million)
Total Financial Assets	636
Cash and Cash Equivalent (1)	281
Other current financial assets (1)	85
Valuation of Hedge Derivatives	270

Financial Debt	1,250
Bonds on the international market	670
Bonds on the local market (Chile)	543
Bank Debt and Others	37

Net Financial Debt	614

(1) Financial Assets corresponding to Cash and Cash Equivalents and Other current financial assets are held invested in low-risk instruments such as time deposits, short-term fixed-income mutual funds and others.

CURRENCY EXPOSURE (%)
	Total Financial Assets	Financial Debt (2)
CLP (Chile)	40%	27%
Unidad de Fomento (CLP indexed to inflation)	10%	54%
BRL (Brazil)	42%	18%
PGY (Paraguay)	7%	0%
ARS (Argentina)	1%	1%
USD (United States)	1%	1%
Total	100%	100%

(2) Includes the effects of Cross Currency Swaps.

RISK RATINGS
Local rating agencies	Rating
ICR	AA+
Fitch Chile	AA+

International rating agencies	Rating
Standard & Poors	BBB
Fitch Ratings, Inc.	BBB+

DEBT AMORTIZATION PROFILE

CASH FLOW

	06.30.2021	06.30.2022	Variation
Cash flow	million CLP	million CLP	million CLP	%
Operating	97,896	162,272	64,376	65.8%
Investment	-99,246	38,643	137,889	-138.9%
Financing	-58,696	-222,957	-164,261	279.9%
Net Cash Flow for the period	-60,046	-22,042	38,004	-63.3%

During the current period, the Company generated a negative net cash flow of CLP 22,042 million, which is explained as follows:

Operating activities generated a positive net cash flow of CLP 162,272 million, higher than the CLP 97,896 million recorded in the same period of 2021, which is mainly due to higher collections from the greater variety of products offered, partially offset by higher payments to suppliers and tax payments.

Investing activities generated a positive cash flow of CLP 38,643 million, with a positive variation of CLP 137,889 million compared to the previous year, which is mainly explained by the purchase of financial instruments for CLP 73,400 million in 2021, not present in 2022, added to the fact that in the current period an amount of Ch$114,798 million has been redeemed, increasing the movement of cash and cash equivalents.

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This is partially offset by an increase in Capex.

Financing activities generated a negative cash flow of CLP 222,957 million, with a negative variation of CLP 164,261 million with respect to the previous year, which is mainly explained by the payment of extraordinary dividends.

MAIN INDICATORS

INDICATOR	Definition	Unit	Jun 22	Dec 21	Jun 21	Jun 22 vs Dec 21	Jun 22 vs Jun 21
LIQUIDITY
Current liquidity	Current Asset	Times	1.8	1.9	2.2	-4.7%	-17.1%
	Current Liability

Acid ratio	Current Asset – Inventory	Times	1.3	1.5	1.7	-12.9%	-24.6%
	Current Liability
ACTIVITY
Investment		Million CLP	60,150	141,952	42,428	-57.6%	41.8%

Inventory turnover	Cost of Sales	Times	3.6	8.6	4.3	-58.1%	-15.4%
	Average Inventory

INDEBTEDNESS
Indebtedness ratio	Net Financial Debt*	Times	0.5	0.3	0.4	102.0%	31.7%
	Total Equity*

Financial exp. coverage	Adjusted EBITDA (12M)	Times	14.1	8.2	8.0	71.6%	76.3%
	Financial Expenses* (12M) – Financial Income* (12M)

Net financial debt / Adjusted EBITDA	Net Financial Debt	Times	1.3	0.7	0.9	72.3%	34.6%
	Adjusted EBITDA (12M)

PROFITABILITY
On Equity	Net Income Fiscal Year (12M)%		16.2%	16.4%	13.7%	(0.2 pp)	2.5 pp
	Average Equity

On Total Assets	Net Income Fiscal Year (12M)%		5.8%	5.7%	4.7%	0.0 pp	1.1 pp
	Average Equity

Liquidity

Current Liquidity showed a negative variation of 4.7% with respect to December 2021, explained by the decrease in current assets by 11.2% previously explained, which was greater than the decrease in current liabilities by 6.8%.

The Acid Ratio showed a decrease of 12.9% compared to December 2021, for the reasons explained above, added to the increase in inventories (20.7%) in the period, due to higher inventories of raw materials and finished products. Current assets excluding inventories showed a decrease of 18.8% compared to December 2021.

Activity

At the end of June 2022, investments reached CLP 60,150 million, which corresponds to an increase of 41.8% compared to the same period of 2021, mainly explained by higher productive investments.

Inventory turnover reached 3.6 times, showing a decrease of 15.4% compared to the same period of 2021, mainly explained by the increase in average inventory by 51.0% compared to the same period of 2021 mentioned above, which was higher than the increase in cost of sales (27.6%).

Indebtedness

Indebtedness ratio reached 0.5 times at the end of June 2022, which is equivalent to an increase of 102.0% compared to the end of December 2021. This is due to the increase in net debt by 94.6%, added to the decrease in total equity by 3.7%.

*Definitions used are contained in the Glossary on page 18 of this document.

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The Financial Expense Coverage indicator shows an increase of 71.6% when compared to December 2021, reaching 14.1 times. This is explained by the 34.2% decrease in net financial expenses (rolling 12 months), added to the 12.9% increase in Adjusted EBITDA for the period.

Net financial debt/Adjusted EBITDA was 1.3 times, which represents an increase of 72.3% versus December 2021. This is due to the increase in Net Financial Debt by 94.6%, which was higher than the increase in Adjusted EBITDA by 12.9% for the period.

Profitability

Return on equity reached 16.2%, 0.2 percentage points lower than the indicator measured in December 2021. The result is due to the increase in average Equity (11.7%), which was higher than the increase in Net Income for the rolling 12-month period (10.4%).

Meanwhile, the Return on Total Assets was 5.8% and showed no variation with respect to December 2021, because Average Assets and Net Income for the 12 rolling months increased in a similar manner, by 9.9% and 10.4%, respectively.

MACROECONOMIC INFORMATION

INFLATION
	Accumulated 1H22	LTM
Argentina*	36.16%	63.84%
Brazil	5.49%	11.89%
Chile	7.09%	12.50%
Paraguay	5.96%	11.55%

* Official inflation reported by the National Institute of Statistics and Censuses of Argentina (INDEC). It should be mentioned that the inflation used to express Argentina's figures in accordance with IAS 29 corresponds to inflation estimated by the Central Bank of the Argentine Republic (in its Survey of Market Expectations report), which is also adjusted for the difference between the estimate (by the Central Bank) and the actual inflation of the previous month (INDEC).

EXCHANGE RATES USED	Local currency/USD		CLP/local currency
	(Average exchange rate)		(Average exchange rate *)
	2Q21	2Q22	2Q21	2Q22
Argentina	95.7	125.2	7.6	7.4
Brazil	5.30	4.92	135.16	171.36
Chile	716	843	N.A	N.A
Paraguay	6,628	6,857	0.11	0.12
*Except Argentina, where the closing exchange rate is used, in accordance with IAS 29.

EXCHANGE RATES USED	Local currency/USD		CLP/local currency
	(Average exchange rate)		(Average exchange rate *)
	1H21	1H22	1H21	1H22
Argentina	95.7	125.2	7.6	7.4
Brazil	5.38	5.08	133.73	162.67
Chile	720	826	N.A	N.A
Paraguay	6,677	6,917	0.11	0.12
*Except Argentina, where the closing exchange rate is used, in accordance with IAS 29.

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 MARKET RISK ANALYSIS

The Company’s risk management is the responsibility of the office of the Chief Executive Officer, (through the areas of Corporate Management Control, Sustainability and Risks, which depends on the office of the Chief Financial Officer), as well as each of the management areas of Coca-Cola Andina. The main risks that the Company has identified and that could possibly affect the business are as follows:

Relationship with The Coca-Cola Company

A large part of the Company’s sales derives from the sale of products whose trademarks are owned by The Coca-Cola Company, which has the ability to exert an important influence on the business through its rights under the Licensing or Bottling Agreements. In addition, we depend on The Coca-Cola Company to renew these Bottling Agreements.

Non-alcoholic beverage business environment

Consumers, public health officials, and government officials in our markets are increasingly concerned about the public health consequences associated with obesity, which can affect demand for our products, especially those containing sugar.

The Company has developed a large portfolio of sugar-free products and has also made reformulations to some of its sugary products, significantly reducing sugar contents of its products.

Raw material prices and exchange rate

Many raw materials are used in the production of beverages and packaging, including sugar and PET resin, the prices of which may present great volatility. In the case of sugar, the Company sets the price of a part of the volume that it consumes with some anticipation, in order to avoid having large fluctuations of cost that cannot be anticipated.

In addition, these raw materials are traded in dollars; the Company has a policy of hedging in the futures market a portion of the dollars it uses to buy raw materials.

Instability in the supply of utilities and raw materials

In the countries in which we operate, our operations depend on a stable supply of utilities, fuel and raw materials. Power outages or water shut offs as well as the lack of raw materials may result in interruptions of our production. The Company has mitigation plans to reduce the effects of eventual interruptions in the supply of utilities and raw materials.

Economic conditions of the countries where we operate

The Company maintains operations in Argentina, Brazil, Chile and Paraguay. The demand for our products largely depends on the economic situation of these countries. Moreover, economic instability can cause depreciation of the currencies of these countries, as well as inflation, which may eventually affect the Company’s financial situation.

New tax laws or modifications to tax incentives

We cannot ensure that any government authority in any of the countries in which we operate will not impose new taxes or increase existing taxes on our raw materials, products or containers. Likewise, we cannot assure that these authorities are going to uphold and/or renew tax incentives that currently benefit some of our operations.

A devaluation of the currencies of the countries where we have our operations, regarding the Chilean peso, can negatively affect the results reported by the Company in Chilean pesos

The Company reports its results in Chilean pesos, while a large part of its revenues and Adjusted EBITDA comes from countries that use other currencies. Should currencies devaluate regarding the Chilean peso, this would have a negative effect on the results of the Company, upon the translation of results into Chilean pesos.

The imposition of exchange controls could restrict the entry and exit of funds to and from the countries in which we operate, which could significantly limit our financial capacity

The imposition of exchange controls in the countries in which we operate could affect our ability to repatriate profits, which could significantly limit our ability to pay dividends to our shareholders. Additionally, it may limit the ability of our foreign subsidiaries to finance payments of U.S. dollar denominated liabilities required by foreign creditors.

Civil unrest in Chile could have a material adverse effect on general economic conditions in Chile and our business and financial condition

Since October 18, 2019, there have been protests and demonstrations in Chile, seeking to reduce inequality, including claims about better pensions, improvement in health plans and reduced health care costs, reduction in the cost of public transportation, better wages, among others. Sometimes demonstrations have been violent, causing damage to public and private property.

We cannot predict the extent to which the Chilean economy will be affected by the civil unrest, nor can we predict if government policies enacted as a response to the civil unrest will have a negative impact on the Chilean economy and our business. Neither can we assure that demonstrations and vandalism will not cause damage to our logistics and production infrastructure. So far, the Company has not been affected in any material respect.

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Our business is subject to risks arising from the COVID-19 pandemic

The COVID-19 pandemic has resulted in the countries where we operate taking extraordinary measures to contain the spread of COVID-19, including travel restrictions, closing borders, restrictions or bans on social gathering events, instructions to citizens to practice social distancing, non-essential business closure, quarantine implementation, and other similar actions. The impact of this pandemic has substantially increased uncertainty regarding the development of economies and is most likely to cause a global recession. We cannot predict how long this pandemic will last, or how long the restrictions imposed by the countries where we operate will last.

Since the impact of COVID-19 is very uncertain, we cannot accurately predict the extent of impact this pandemic will have on our business and our operations. There is a risk that our collaborators, contractors and suppliers may be restricted or prevented from carrying out their activities for an indefinite period of time, due to shutdowns mandated by the authorities. Although our operations have not been materially disrupted to date, eventually the pandemic and the measures taken by governments to contain the virus could affect the continuity of our operations. In addition, some measures taken by governments have negatively affected some of our sales channels, especially the closing of restaurants and bars, as well as the prohibition of social gathering events, which affects our sales volumes to these channels. We cannot predict the effect that the pandemic and these measures will have on our sales to these channels, nor whether these channels will recover once the pandemic is over. Nor can we predict how long our consumers will change their consumer spending pattern as a result of the pandemic.

Additionally, a possible outbreak of other epidemics in the future, such as SARS, Zika or the Ebola virus, could also result in a similar impact on our business than COVID-19.

A more detailed analysis of business risks is available in the Company’s 20-F and Annual Report, available on our website.

 RECENT EVENTS

Signing of the Joint Working Framework with The Coca-Cola Company

In June, we agreed on an enhanced co-operation framework with The Coca-Cola Company, in order to strengthen the long-term relationship between both companies in different areas, including:

-	Growth principles: the parties agree to build ambitious growth plans together, in order to capture the potential that exists in our franchises.
-	Relationship economics: ensure that the economics of our business are fully aligned towards long-term system value creation and consider investment and profitability levels that are mutually beneficial for both parties.
-	Potential new business and ventures: the Company will be able to participate in the exploration of potential revenue streams from other categories, always within a framework of collaboration with The Coca-Cola Company.
-	Digital strategy: a framework is agreed to develop industry leading digital sales channels.

Duque de Caxias plant obtains LEED certification

In June, we received the LEED Gold certification (Leadership in Energy and Environmental Design) from the U.S. Green Building Council, which incorporates the main building facilities with the lines, finished product stock, and raw materials warehouse at the Duque de Caxias plant in Brazil.

Coca-Cola Paresa is named "Employer of the Year" for the sixth consecutive year.

In June we received, for the sixth consecutive year, the distinction of "Employer of the Year". This is an award given to companies that formalize employment and recognizes the contribution to employability through the operation and actions of commitment to society.

COVID-19 impact on our business

Due to the impact that COVID-19 has had on different countries around the world and its arrival in the region where we operate, Coca-Cola Andina is taking the necessary actions to protect its collaborators and ensure the operational continuity of the company.

Among the measures that have been taken to protect its collaborators are:

•	Education campaign addressed to our employees on measures to be taken to prevent the spread of COVID-19.
•	Every collaborator in an environment of potential contagion is returned home.
•	New cleaning protocols in our facilities.
•	Certain practices and work activities are modified, maintaining service to customers:
o	We have proceeded to work from home in all positions where it is possible.
•	Provide personal protection equipment to all our collaborators who must continue to work in plants and distribution centers, as well as truck drivers and helpers, including masks and alcohol gel.
•	We developed a plan to promote and facilitate the voluntary vaccination of our own employees and direct third parties, monitoring the evolution of the vaccination status at a regional level on a weekly basis.

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•	In our plants and distribution centers, we established a preventive protocol for the application of PCR and COVID-19 antigen tests to detect and isolate infected people and identify close contacts.

Since mid-March 2020, the governments of the countries where the Company operates have taken a number of steps to reduce the infection rate of COVID-19. These measures include the partial or total closing of schools, universities, restaurants and bars, malls, the prohibition of social gathering events, sanitary controls and health check points, and in some cases, total or partial quarantines for a part of the population. Governments in the countries where we operate have also announced economic stimulus measures for families and businesses, including restrictions on dismissals of workers in Argentina. To date, none of our plants have had to suspend their operations.

As a result of the COVID-19 pandemic and the restrictions imposed and eliminated by the authorities in the four countries where we operate, we have seen great volatility in our sales across channels. During this quarter, at the consolidated level, we did not see relevant changes in the relative participation of our sales channels regarding the previous quarter. Because the pandemic and the measures governments take are changing very rapidly, we believe it is too early to draw conclusions about changes in the long-term consumption pattern, and how these may affect our operating and financial results in the future.

Due to the uncertainty regarding the evolution of the COVID-19 pandemic and the aforementioned government measures, including how long they will persist, and the effect they will have on our volumes and business in general, we cannot predict the effect that these trends will have on our financial situation. However, we consider that the Company will have no liquidity problems. To date, we do not anticipate significant provisions or write-offs.

 GLOSSARY

Adjusted EBITDA: includes Revenue, Costs of Sales, Distribution Costs and Administrative Expenses, included in the Financial Statements submitted to Chile’s Financial Market Commission and determined in accordance with IFRS, plus Depreciation.

Currency-neutral of a quarter q for a Q year is calculated using the same ratio of local currencies to the Chilean peso as the q quarter of the Q-1 year. In the case of Argentina, given that it is a hyperinflationary economy, the result of the q quarter is also deflated by inflation of the last 12 months.

Financial Expenses: correspond to interest generated by the Company’s financial debt.

Financial Income: corresponds to the interest generated by the Company's cash.

Net Financial Debt: considers the consolidated financial liability that accrues interest, i.e.: (i) other current financial liabilities, plus (ii) other non-current financial liabilities, less (iii) the sum of cash and cash equivalent; plus other current financial assets; plus other non-current financial assets (to the extent that they correspond to the balances of assets for derivative financial instruments, taken to cover exchange rate risk and/or interest rate of financial liabilities).

Operating Income: includes Revenue, Costs of Sales, Distribution Costs and Administrative Expenses, included in the Financial Statements submitted to Chile Financial Market Commission and determined in accordance with IFRS.

Total Equity: corresponds to the equity attributable to the owners of the controller plus non-controlling interests.

Transactions: refers to the number of units sold, regardless of size.

Volume: expressed in Unit Cases (UCs), which is the conventional measurement used to measure sales volume in the Coca-Cola System worldwide.

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 ADDITIONAL INFORMATION

STOCK EXCHANGES WE TRADE ON
ANDINA-A ANDINA-B	AKO/A AKO/B

ESG INDICES IN WHICH WE PARTICIPATE
Dow Jones Sustainability Index Chile Dow Jones Sustainability MILA Pacific Alliance Index.

NUMBER OF SHARES
TOTAL: 946,570,604	SERIES A: 473,289,301	SERIES B: 473,281,303	SHARES PER ADR: 6

ABOUT COCA-COLA ANDINA

Coca-Cola Andina is among the three largest Coca-Cola bottlers in Latin America, servicing franchised territories with almost 55.3 million people, delivering 828.3 million unit cases or 4,703 million liters of soft drinks, juices, bottled water, beer and other alcoholic beverages during 2021. Coca-Cola Andina has the franchise to produce and commercialize Coca-Cola products in certain territories in Argentina (through Embotelladora del Atlántico), in Brazil (through Rio de Janeiro Refrescos), in Chile, (through Embotelladora Andina) and in all of Paraguay (through Paraguay Refrescos). The Chadwick Claro, Garcés Silva, Said Handal and Said Somavía families control Coca-Cola Andina in equal parts. The Company's value generation proposal is to become a Total Beverage Company, using existing resources efficiently and sustainably, developing a relationship of excellence with consumers of its products, as well as with its collaborators, customers, suppliers, the community in which it operates and with its strategic partner The Coca-Cola Company, in order to increase ROIC for shareholders in the long term. For more company information visit www.koandina.com.

This document may contain projections reflecting Coca-Cola Andina’s good faith expectation and are based on currently available information. However, the results that are finally obtained are subject to diverse variables, many of which are beyond the Company's control, and which could materially impact the current performance. Among the factors that could change the performance are the political and economic conditions on mass consumption, pricing pressures resulting from competitive discounts of other bottlers, weather conditions in the Southern Cone and other risk factors that would be applicable from time to time, and which are periodically informed in reports filed before the appropriate regulatory authorities, and which are available on our website.

COCA-COLA ANDINA

2Q22 EARNINGS RELEASE

www.koandina.com

Embotelladora Andina S.A.

Second Quarter Results for the period ended June 30, 2022. Reported figures, IFRS GAAP.

(In nominal million Chilean pesos, except per share)

	April-June 2022					April-June 2021
	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)	% Ch.
Volume total beverages (Million UC)	69.7	64.2	44.1	15.1	193.0	65.1	63.2	35.7	14.3	178.4	8.2%
Transactions (Million)	403.1	348.5	204.3	92.4	1,048.3	350.2	377.2	153.4	78.6	959.4	9.3%

Net sales	238,106	153,221	158,125	43,220	591,716	202,548	128,889	78,324	32,703	441,603	34.0%
Cost of sales	(158,568)	(96,783)	(85,902)	(24,013)	(364,310)	(129,623)	(91,247)	(46,252)	(17,631)	(283,894)	28.3%
Gross profit	79,537	56,439	72,222	19,208	227,406	72,924	37,642	32,071	15,071	157,709	44.2%
Gross margin	33.4%	36.8%	45.7%	44.4%	38.4%	36.0%	29.2%	40.9%	46.1%	35.7%
Distribution and administrative expenses	(59,110)	(38,576)	(54,085)	(10,131)	(161,902)	(48,952)	(24,346)	(29,904)	(7,726)	(110,928)	46.0%

Corporate expenses (2)					(1,608)					(1,521)	5.7%
Operating income (3)	20,427	17,863	18,137	9,077	63,896	23,973	13,296	2,167	7,345	45,259	41.2%
Operating margin	8.6%	11.7%	11.5%	21.0%	10.8%	11.8%	10.3%	2.8%	22.5%	10.2%
Adjusted EBITDA (4)	29,920	26,555	26,931	12,082	93,879	33,370	19,263	8,451	9,714	69,277	35.5%
Adjusted EBITDA margin	12.6%	17.3%	17.0%	28.0%	15.9%	16.5%	14.9%	10.8%	29.7%	15.7%

Financial (expenses) income (net)					(1,464)					(16,413)	-91.1%
Share of (loss) profit of investments accounted for using the equity method					546					319	71.0%
Other income (expenses) (5)					(15,922)					(1,489)	969.3%
Results by readjustement unit and exchange rate difference					(15,424)					(12,554)	22.9%

Net income before income taxes					31,633					15,123	109.2%

Income tax expense					(6,483)					(13,351)	-51.4%

Net income					25,150					1,772	1319.6%

Net income attributable to non-controlling interests					387					(286)	-235.3%
Net income attributable to equity holders of the parent					25,537					1,486	1618.9%
Net margin					4.3%					0.3%

WEIGHTED AVERAGE SHARES OUTSTANDING					946.6					946.6
EARNINGS PER SHARE					27.0					1.6
EARNINGS PER ADS					161.9					9.4	1618.9%

(1) Total may be different from the addition of the four countries because of intercountry eliminations.

(2) Corporate expenses partially reclassified to the operations.

(3) Operating Income considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS.

(4) Adjusted EBITDA considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS, plus Depreciation.

(5) Other income (expenses) includes the following lines of the income statement by function included in the published financial statements in the Financial Market Comission: "Other income", "Other expenses" and "Other (loss) gains".

Embotelladora Andina S.A.

Six Months Results for the period ended June 30, 2022. Reported figures, IFRS GAAP.

(In nominal million Chilean pesos, except per share)

	January-June 2022					January-June 2021
	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)	Chilean Operations	Brazilian Operations	Argentine Operations	Paraguay Operations	Total (1)	% Ch.
Volume total beverages (Million UC)	157.2	130.8	96.9	35.8	420.9	141.3	131.6	85.5	32.4	390.8	7.7%
Transactions (Million)	895.9	713.2	449.1	211.4	2,269.6	770.5	794.9	373.9	179.0	2,118.3	7.1%

Net sales	529,102	281,732	349,640	96,347	1,254,914	431,987	265,704	189,720	73,428	959,366	30.8%
Cost of sales	(348,920)	(178,634)	(184,349)	(52,272)	(762,267)	(274,152)	(183,319)	(102,323)	(38,907)	(597,228)	27.6%
Gross profit	180,182	103,098	165,291	44,075	492,647	157,835	82,385	87,397	34,520	362,137	36.0%
Gross margin	34.1%	36.6%	47.3%	45.7%	39.3%	36.5%	31.0%	46.1%	47.0%	37.7%
Distribution and administrative expenses	(121,762)	(69,440)	(111,143)	(20,381)	(322,725)	(99,297)	(50,728)	(67,341)	(16,086)	(233,451)	38.2%

Corporate expenses (2)					(3,147)					(2,871)	9.6%
Operating income (3)	58,420	33,659	54,148	23,695	166,774	58,538	31,657	20,056	18,435	125,815	32.6%
Operating margin	11.0%	11.9%	15.5%	24.6%	13.3%	13.6%	11.9%	10.6%	25.1%	13.1%
Adjusted EBITDA (4)	77,676	48,657	71,718	29,608	224,511	77,541	42,996	32,271	23,184	173,120	29.7%
Adjusted EBITDA margin	14.7%	17.3%	20.5%	30.7%	17.9%	17.9%	16.2%	17.0%	31.6%	18.0%

Financial (expenses) income (net)					(3,065)					(25,401)	-87.9%
Share of (loss) profit of investments accounted for using the equity method					33					988	-96.6%
Other income (expenses) (5)					(20,184)					(4,835)	317.4%
Results by readjustement unit and exchange rate difference					(33,525)					(18,534)	80.9%

Net income before income taxes					110,033					78,033	41.0%

Income tax expense					(49,877)					(33,251)	50.0%

Net income					60,157					44,781	34.3%

Net income attributable to non-controlling interests					(829)					(1,505)	-44.9%
Net income attributable to equity holders of the parent					59,328					43,276	37.1%
Net margin					4.7%					4.5%

WEIGHTED AVERAGE SHARES OUTSTANDING					946.6					946.6
EARNINGS PER SHARE					62.7					45.7
EARNINGS PER ADS					376.1					274.3	37.1%

(1) Total may be different from the addition of the four countries because of intercountry eliminations.

(2) Corporate expenses partially reclassified to the operations.

(3) Operating Income considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS.

(4) Adjusted EBITDA considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in  accordance to IFRS, plus Depreciation.

(5) Other income (expenses) includes the following lines of the income statement by function included in the published financial statements in the Financial Market Comission: "Other income", "Other expenses" and "Other (loss) gains".

Embotelladora Andina S.A.

Second Quarter Results for the period ended June 30, 2022.

(In local nominal currency of each period, except Argentina (3))

	April-June 2022				April-June 2021
	Chile Million Ch$	Brazil Million R$	Argentina (3) Million AR$	Paraguay Million G$	Chile Million Ch$	Brazil Million R$	Argentina (3) Million AR$	Paraguay Million G$
	Nominal	Nominal	IAS29	Nominal	Nominal	Nominal	IAS 29	Nominal
Total beverages volume (Million UC)	69.7	64.2	44.1	15.1	65.1	63.2	35.7	14.3
Transactions (Million)	403.1	348.5	204.3	92.4	350.2	377.2	153.4	78.6

Net sales	238,106	894.0	21,244.9	352,250	202,548	950.6	16,779.7	302,532
Cost of sales	(158,568)	(564.7)	(11,541.4)	(195,665)	(129,623)	(672.0)	(9,908.9)	(163,192)
Gross profit	79,537	329.3	9,703.5	156,585	72,924	278.6	6,870.8	139,340
Gross margin	33.4%	36.8%	45.7%	44.5%	36.0%	29.3%	40.9%	46.1%
Distribution and administrative expenses	(59,110)	(225.1)	(7,266.6)	(82,462)	(48,952)	(180.3)	(6,406.5)	(71,489)

Operating income (1)	20,427	104.2	2,436.8	74,123	23,973	98.3	464.3	67,851
Operating margin	8.6%	11.7%	11.5%	21.0%	11.8%	10.3%	2.8%	22.4%
Adjusted EBITDA (2)	29,920	154.9	3,618.3	98,570	33,370	142.1	1,810.5	89,800
Adjusted EBITDA margin	12.6%	17.3%	17.0%	28.0%	16.5%	15.0%	10.8%	29.7%

(1) Operating Income considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS.

(2) Adjusted EBITDA considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS, plus Depreciation.

(3) Argentina 2022 figures are presented in accordance to IAS 29, in June 2022 currency. 2021 figures are also presented in accordance to IAS 29, in June 2022 currency.

Embotelladora Andina S.A.
Six Months Results for the period ended June 30, 2022.
(In local nominal currency of each period, except Argentina (3))

	January-June 2022				January-June 2021
	Chile Million Ch$	Brazil Million R$	Argentina (3) Million AR$	Paraguay Million G$	Chile Million Ch$	Brazil Million R$	Argentina (3) Million AR$	Paraguay Million G$
	Nominal	Nominal	IAS29	Nominal	Nominal	Nominal	IAS 29	Nominal
Total beverages volume (Million UC)	157.2	130.8	96.9	35.8	141.3	131.6	85.5	32.4
Transactions (Million)	895.9	713.2	449.1	211.4	770.5	794.9	373.9	179.0

Net sales	529,102	1,721.7	46,976.0	810,773	431,987	1,984.0	40,644.6	680,266
Cost of sales	(348,920)	(1,091.7)	(24,768.3)	(439,551)	(274,152)	(1,367.3)	(21,921.1)	(360,510)
Gross profit	180,182	630.0	22,207.8	371,222	157,835	616.7	18,723.5	319,756
Gross margin	34.1%	36.6%	47.3%	45.8%	36.5%	31.1%	46.1%	47.0%
Distribution and administrative expenses	(121,762)	(424.9)	(14,932.7)	(170,893)	(99,297)	(379.7)	(14,426.8)	(149,017)

Operating income (1)	58,420	205.2	7,275.1	200,329	58,538	237.0	4,296.7	170,740
Operating margin	11.0%	11.9%	15.5%	24.7%	13.6%	11.9%	10.6%	25.1%
Adjusted EBITDA (2)	77,676	296.7	9,635.6	249,866	77,541	321.4	6,913.7	214,765
Adjusted EBITDA margin	14.7%	17.2%	20.5%	30.8%	17.9%	16.2%	17.0%	31.6%

(1) Operating Income considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS.

(2) Adjusted EBITDA considers Net Sales, Cost of Sales, Distribution Costs, and Administrative Expenses included in the Financial Statements filed with the Chilean Financial Market Comission and determined in accordance to IFRS, plus Depreciation.

(3) Argentina 2022 figures are presented in accordance to IAS 29, in June 2022 currency. 2021 figures are also presented in accordance to IAS 29, in June 2022 currency.

Embotelladora Andina S.A.

Consolidated Balance Sheet

(In million Chilean pesos)

				Variation %
ASSETS	06-30-2022	12-31-2021	06-30-2021	12-31-2021	06-30-2021
Cash + Time deposits + market. Securit.	342,998	499,783	459,705	-31.4%	-25.4%
Account receivables (net)	245,838	274,910	173,414	-10.6%	41.8%
Inventories	231,015	191,350	151,821	20.7%	52.2%
Other current assets	60,550	24,943	16,549	142.7%	265.9%
Total Current Assets	880,401	990,986	801,489	-11.2%	9.8%

Property, plant and equipment	1,915,112	1,677,828	1,486,289	14.1%	28.9%
Depreciation	(1,112,948)	(961,449)	(857,576)	15.8%	29.8%
Total Property, Plant, and Equipment	802,164	716,379	628,713	12.0%	27.6%

Investment in related companies	98,547	91,489	90,533	7.7%	8.9%
Goodwill	138,716	118,043	105,573	17.5%	31.4%
Other long term assets	1,062,288	1,029,209	879,918	3.2%	20.7%
Total Other Assets	1,299,551	1,238,741	1,076,024	4.9%	20.8%

TOTAL ASSETS	2,982,116	2,946,107	2,506,226	1.2%	19.0%

				Variation %
LIABILITIES & SHAREHOLDERS' EQUITY	06-30-2022	12-31-2021	06-30-2021	12-31-2021	06-30-2021
Short term bank liabilities	5,886	27	412	22014.0%	1330.2%
Current portion of bonds payable	27,523	25,383	23,285	8.4%	18.2%
Other financial liabilities	22,790	22,353	21,450	2.0%	6.2%
Trade accounts payable and notes payable	369,361	383,513	250,634	-3.7%	47.4%
Other liabilities	68,189	98,292	76,721	-30.6%	-11.1%
Total Current Liabilities	493,749	529,567	372,501	-6.8%	32.5%

Long term bank liabilities	4,000	4,000	4,000	0.0%	0.0%
Bonds payable	1,103,084	1,020,662	930,279	8.1%	18.6%
Other financial liabilities	33,534	16,387	19,466	104.6%	72.3%
Other long term liabilities	286,911	274,077	267,782	4.7%	7.1%
Total Long Term Liabilities	1,427,529	1,315,126	1,221,528	8.5%	16.9%

Minority interest	28,058	25,270	21,146	11.0%	32.7%

Stockholders' Equity	1,032,780	1,076,144	891,051	-4.0%	15.9%

TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	2,982,116	2,946,107	2,506,226	1.2%	19.0%

Financial Highlights

(In million Chilean pesos)

	Accumulated
ADDITIONS TO FIXED ASSETS	06-30-2022	12-31-2021	06-30-2021
Chile	20,891	57,245	15,595
Brazil	15,990	30,882	10,351
Argentina	17,409	31,723	10,702
Paraguay	5,860	22,102	5,780
Total	60,150	141,952	42,428

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

EMBOTELLADORA ANDINA S.A.
	By:	/s/ Andrés Wainer
	Name:	Andrés Wainer
	Title:	Chief Financial Officer

Santiago, July 26, 2022